Whole Foods Market, Inc.

550 Bowie Street

Austin, Texas 78709

September 9, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:                             Whole Foods Market, Inc. (the “Company”)
Registration Statement on Form S-4

Filed on September 9, 2016

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the registration statement referenced above filed by the Company and each of the Company’s guarantor subsidiaries listed on the signature page hereto (together with the Company, the “Registrants”) relating to the Company’s offer (the “Exchange Offer”) to exchange up to $1,000,000,000 aggregate principal amount of its 5.200% Senior Notes due 2025 that will be registered under the Securities Act of 1933, as amended (the “Securities Act”) (together with the guarantees thereof, the “Exchange Notes”), for any and all of the Company’s outstanding 5.200% Senior Notes due 2025 that were issued on December 3, 2015 (together with the guarantees thereof, the “Old Notes”).

The Registrants hereby inform the Staff that they are registering the Exchange Offer in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989) (the “Exxon Capital Letter”); Morgan Stanley & Co., Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”).

The Registrants have not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute such Exchange Notes following the completion of the Exchange Offer, and to the best of the Registrants’ information and belief, each person participating in the Exchange Offer will acquire the Exchange Notes in its ordinary course of business and will not participate in the Exchange Offer with a view to distribute the Exchange Notes to be received in the Exchange Offer.  In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter or interpretive letters of similar intent, and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Registrants acknowledge that such a secondary resale transaction by a person participating in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Items 507 and 508, as applicable, of Regulation S-K under the Securities Act.

In addition, as required by the Staff pursuant to the Shearman & Sterling Letter, the Registrants will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, and (ii) include in the letter of transmittal to be executed by a recipient of Exchange Notes in the Exchange Offer (the “Transmittal Letter”) (a) an acknowledgement to be executed by each person participating in the Exchange Offer that such participant does not intend to engage in a distribution of the Exchange Notes and (b) language to the effect that if such exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer.

If you have any questions regarding the foregoing please contact Justin R. Salon at Morrison & Foerster LLP, 2000 Pennsylvania Avenue, NW, Washington, D.C. 20006, Telephone: (202) 887-8785, Email: jsalon@mofo.com.

Sincerely,

MRS. GOOCH’S NATURAL FOOD MARKETS, INC.
WFM HAWAII, LLC
WFM IP INVESTMENTS, INC.
WFM KANSAS, LLC
WFM NEBRASKA, LLC
WFM NORTHERN NEVADA, INC.
WFM-WO, INC.
WHOLE FOODS MARKET CALIFORNIA, INC.
WHOLE FOODS MARKET GROUP, INC.
WHOLE FOODS MARKET PACIFIC NORTHWEST, INC.
WHOLE FOODS MARKET ROCKY MOUNTAIN/SOUTHWEST, L.P.

By:	/s/ Albert Percival
Name: Albert Percival
Title: Secretary

WFM SOUTHERN NEVADA, INC.

By:	/s/ Albert Percival
Name: Albert Percival
Title: Assistant Secretary

WHOLE FOODS MARKET, INC.
WHOLE FOODS MARKET SERVICES, INC.

By:	/s/ Glenda Flanagan
Name: Glenda Flanagan
Title: Executive Vice President and Chief Financial Officer

WHOLE FOODS MARKET IP, L.P.

By:	/s/ Glenda Flanagan
Name: Glenda Flanagan
Title: Vice President, Secretary and Treasurer